Mail Stop 3561

September 10, 2009

Mr. David D. Selmon
Chief Executive Officer
Tropical PC, Inc.
3118 W. Parkwood Ave., #111
Webster, TX 77598

      Re: Tropical PC, Inc.
              Item 4.01 Form 8-K
              Filed August 14, 2009
              File No. 000-52171

Dear Mr. Selmon:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                    Sincerely,

                    William J. Kearns
                    Staff Accountant